UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Resolutions passed at the Annual General Meeting

On May 25, 2021, Evaxion Biotech A/S (the “Company”) held its Annual General Meeting. 9,217,614 ordinary shares of the Company, representing in total 48.01% of the ordinary shares outstanding as of the date of the Annual General Meeting, were represented at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of the chairman of the meeting

The shareholders elected Lars Lüthjohan Jensen as chairman of the meeting.

Agenda Item 2: The board of directors' report on activities of the Company in the past year

The shareholders took note of the report of the board of directors on the activities of the Company in the past year.

Agenda Item 3: Presentation of the audited annual report for approval

The shareholders approved the Company’s audited annual report for the financial year 2020.

Agenda Item 4: Resolution on the appropriation of the loss recorded in the approved annual report

The shareholders approved that the loss related to the financial year 2020 be transferred to the next financial year.

Agenda Item 5: Election of members to the board of directors

The shareholders took note that Jo Ann Suzich and Helen Marie Boudreau had informed the board of directors that they were not standing for re-election to the board;

The shareholders approved the re-election of Marianne Søgaard, Roberto Prego Pineda and Steven J. Projan as members of the board of directors; and

The shareholders elected Lars Holtug as a new member of the board of directors.

Agenda Item 6: Election of Auditors

The shareholders approved the re-election of EY Godkendt Revisionspartnerselskab, CVR no. 30700228, as the Company’s auditor in accordance with the recommendation from the Audit Committee.

Agenda Item 7. Review of the authorization to issue warrants

The shareholders took note that the board of directors did not propose any changes to its existing authorization to issue warrants.

Agenda Item 8: Proposals from the board of directors

The shareholders approved amendments to the Company’s Articles of Association in accordance with the draft articles of association presented to the shareholders in advance of the Annual General Meeting in order to reflect the recent listing of the Company’s American Depositary Shares on The Nasdaq Capital Market under the symbol “EVAX”.

Agenda Item 9 Authorization to the chairman of the meeting

The Shareholders authorized the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the general meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

Appointment of Chairperson of the Board

After the Company’s Annual General Meeting was held, the Board of Directors constituted itself by re-appointing Marianne Søgaard as Chairperson of the Board.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Evaxion Biotech A/S (the “Company”) dated May 26, 2021, announcing the election of Lars Holtug as a member of the Company’s board of directors at the Company’s Annual General Meeting of Shareholders held on May 25, 2021.

Exhibits

Exhibit
No.	Description

3.1	Articles of Association

99.1	Press Release dated May 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: May 26, 2021	By:	/s/ Glenn S. Vraniak
Glenn S. Vraniak
Chief Financial Officer